 Exhibit 99.1

IAMGOLD shareholders re-elect board of directors

TSX: IMG
NYSE:IAG

TORONTO, May 12, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual meeting of shareholders on May 11, 2015, has resulted in the election of all the directors listed as nominees in management's information circular dated April 6, 2015.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	160,432,959	98.21	2,921,293	1.79
Donald K. Charter	160,267,749	98.11	3,086,503	1.89
W. Robert Dengler	160,353,330	98.16	3,000,922	1.84
Richard J. Hall	161,164,503	98.66	2,189,749	1.34
Stephen J. J. Letwin	159,585,964	97.69	3,768,288	2.31
Mahendra Naik	157,744,832	96.57	5,609,420	3.43
Timothy R. Snider	161,160,585	98.66	2,193,667	1.34

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 280-0519; Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:02e 12-MAY-15